UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES LAUNCH OF E-COMMERCE SYSTEM B2B-MECHEL
Moscow, Russia – May 3, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and steel companies, announces the launch of B2B-Mechel, an electronic trading system.
The system’s launch is part of a joint project between Mechel OAO and e-commerce operator B2B-Center to automate the process of competitive purchases of products, works and services by Mechel’s subsidiaries. The B2B-Mechel portal was created especially for this purpose on the basis of B2B-Center.
The system is aimed at cutting costs, optimizing financial expenditure and raising the efficiency of Mechel’s procurement processes.
The B2B-Mechel system enables its client to make all forms of purchases from request for proposal to auctions and multistage tenders. Use of e-commerce mechanisms will allow Mechel to significantly increase the transparency of these processes. It is important to note that B2B-Mechel is integrated into the
B2B-Center network which numbers 55,000 members from various industries, which will enable the company to use to the fullest the potential of a well-developed
Internet market with an unlimited range of products, works and services.
As part of the partnership tie between Mechel and B2B-Center, all companies wishing to take part in trading in B2B-Mechel are offered beneficial terms which will be operational until August 1, 2011.
“B2B-Mechel’s capabilities will enable Mechel to go to a new level of managing its trading and procurement activity. It is an efficient instrument for constructive work both with suppliers of material resources and our customers,”
noted Mechel OAO’s Vice-President for Commercial Activities Mikhail Urvantsev.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: May 03, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO